SC 13G 1 zk1719792.htm SC 13G


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. _2)
(Rule 13d-102)

INFO TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

Box Ships Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)


Y09675102

(CUSIP Number)

Feb 14, 2018
(Date of Event Which Requires Filing of this Statement)

Check box to designate the rule pursuant to which the Schedule is filed:

- Rule 13d-1(b)

- Rule 13d-1(c)

- Rule 13d-1(d)

*
The cover page shall be filled out on this form as required



CUSIP NO.  Y09675102

1.
Name of Reporting Person

Stephen M. Chu
2.
Check the Appropriate Box if a Member of a Group
(a) -
(b) -
3.
SEC Use only


4.
Place of Organization

United States
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With:
5.
Sole Voting Power

 5,000,000 Ordinary Shares (*)

6.
Shared Voting Power



7.
Sole Dispositive Power

 5,000,000 Ordinary Shares (*)

8.
Shared Dispositive Power


9.
Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000 Ordinary Shares (*)
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares


11.
Percent of Class Represented by Amount in Row (9)

16.05%**
12.
Type of Reporting Person :

IN
 .
** Based on 31,153,901 ordinary shares as of Feb 13, 2018



Item 1.


(a)
Name of Issuer:


Box Ships Inc


(b)
Address of Issuer's Principal Executive Offices:

Page 2 of 4


       15 Karamanli Ave. GR 16673

Item 2.

(a)-(c)
Name of Person Filing, address and citizenship:

The foregoing entity is referred to as the "Reporting Person" in this Statement:

Stephen M. Chu  5700 Lochmoor Drive #271 Riverside, Ca 92507.

(d)
Title of Class of Securities:



Ordinary Shares,  0.01 par value per share (the "Ordinary Shares")

(e)
CUSIP Number:



Y09675102

Item 3.
If statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c)


Not Applicable.

Item 4.
Ownership

a) Amt Beneficially owned  5,000,000
b) percent of class 16.05%
c) (i) sole power to vote or to direct the vote 5,000,000
c) (iii)sole power to dispose or to direct the disposition of 5,000,000

Item 5.
Ownership of Five Percent or Less of a Class


If report person has ceased to be the beneficial owner of more than 5 percent?

Not Applicable.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person


Not Applicable.

Item 7.
Identification of the Subsidiary Being Reported on by the Parent Company


Not Applicable.

Item 8.
Identification and Classification of Members of the Group


Not Applicable.


Item 9.       Notice of Dissolution of Group


Not Applicable.
Page 3 of 4

 Item 10.  Certification



       I certify securities are acquired solely as an individual investor

[SIGNATURE PAGE TO FOLLOW]



SIGNATURES

       I certify that the information is true, complete and correct.

Feb 14, 2018


Stephen M. Chu.

Stephen M. Chu , Individual Investor


Page 4 of 4 pages